

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

_Via U.S. Mail and Facsimile at (919) 379-4132_

Robert A. Sheets
Executive Vice President – Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560

      **Re:**    **Alliance One International, Inc.**
               **Form 10-K for the fiscal year ended March 31, 2010**
               **Filed June 14, 2010**
               **File No. 001-13684**

Dear Mr. Sheets:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Julie F. Rizzo
                      Attorney-Advisor